UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Compressco Partners, L.P.
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

20467A 101
(CUSIP Number)

Bass C. Wallace, Jr.
TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380
Telephone: (281) 367-1983
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TETRA Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 6,026,757
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 6,026,757
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 6,026,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 68.1%
14	TYPE OF REPORTING PERSON HC; CO

(1) TETRA Technologies, Inc., a Delaware corporation (“TETRA”), has indirect, sole voting power and indirect, sole dispositive power with respect to the 6,026,757 common units representing limited partner interests (“Common Units”) reported herein, 5,303,546 Common Units of which are directly held by Compressco Partners GP Inc. (the “General Partner”) and 723,211 Common Units of which are directly held by TETRA International Incorporated (“TII”). The General Partner is a direct, wholly owned subsidiary of Compressco Field Services, Inc., an Oklahoma corporation (“CFSI”). CFSI is a direct, wholly owned subsidiary of Compressco, Inc., a Delaware corporation (“CI”), and CI and TII are direct, wholly owned subsidiaries of TETRA.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TETRA International Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 723,211
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 723,211
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 723,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.2%
14	TYPE OF REPORTING PERSON CO

(1) TII is the holder of record of 723,211 Common Units.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compressco, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 5,303,546
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 5,303,546
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 5,303,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 59.9%
14	TYPE OF REPORTING PERSON HC; CO

(1) CI has indirect, sole voting power and indirect, sole dispositive power with respect to the 5,303,546 Common Units reported herein, all of which Common Units are directly held by the General Partner. The General Partner is a direct, wholly owned subsidiary of CFSI and CFSI is a direct, wholly owned subsidiary of CI.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compressco Field Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 5,303,546
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 5,303,546
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 5,303,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 59.9%
14	TYPE OF REPORTING PERSON HC; CO

(1) CFSI has indirect, sole voting power and indirect, sole dispositive power with respect to the 5,303,546 Common Units reported herein, all of which Common Units are directly held by the General Partner. The General Partner is a direct, wholly owned subsidiary of CFSI.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compressco Partners GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 5,303,546
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 5,303,546
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 5,303,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 59.9%
14	TYPE OF REPORTING PERSON PN

(1) The General Partner is the holder of record of 5,303,546 Common Units.

Item 1. Security and Issuer

This Schedule 13D relates to common units representing limited partner interests (“Common Units”) in Compressco Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102.

Item 2. Identity and Background

(a) This Schedule 13D is filed by:

(i) TETRA Technologies, Inc., a Delaware corporation (“TETRA”);

(ii) TETRA International Incorporated, a Delaware corporation (“TII”);

(iii) Compressco, Inc., a Delaware corporation (“CI”);

(iv) Compressco Field Services, Inc., an Oklahoma corporation (“CFSI”); and

(v) Compressco Partners GP Inc., a Delaware corporation (the “General Partner”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

TETRA is a publicly traded company. The General Partner is a direct, wholly owned subsidiary of CFSI, CFSI is a direct, wholly owned subsidiary of CI, and CI and TII are direct, wholly owned subsidiaries of TETRA. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of TETRA and TII is 24955 Interstate 45 North, The Woodlands, Texas, 77380. The business address of each other Reporting Person is 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma, 73102.

(c) TETRA, together with TII, CI, CFSI and other of its subsidiaries, is a geographically diversified oil and gas services company. TETRA’s principal business, together with TII, CI, CFSI and other of its subsidiaries, is to provide completion fluids and other products, production testing, wellhead compression and selected offshore services, including well plugging and abandonment, decommissioning and diving, to domestic and international oil and gas markets. The principal business of the General Partner is to hold Common Units, subordinated units representing limited partner interests in the Issuer, and certain incentive distribution rights granted by the Issuer, and to manage the business and affairs of the Issuer.

(d) – (e)  During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Common Units originally acquired by each Reporting Person were obtained from the Issuer as consideration for the assets and liabilities that such Reporting Person contributed to the capital of the Issuer in connection with the completion of the Issuer’s initial public offering of Common Units on June 20, 2011 (the “Offering”), as registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

In connection with the formation of the Issuer, on October 31, 2008, the General Partner and CFSI contributed to the Issuer $1,000, in exchange for a 0.1% general partner interest in the Issuer issued to the General Partner and a 99.9% limited partner interest in the Issuer issued to CFSI. On June 20, 2011, pursuant to a Contribution, Conveyance and Assumption Agreement, by and among CI, CFSI, Compressco Canada, Inc., Compressco de Mexico, S. de R.L. de C.V., the General Partner, the Issuer, Compressco Partners Operating, LLC, Compressco Netherlands B.V., Compressco Holdings, LLC, Compressco Netherlands Coöperatief U.A., Compressco Partners Sub, Inc., TII, Production Enhancement Mexico, S. de R.L. de C.V. and TETRA (the “Contribution Agreement”):

1. CFSI contributed its 99.9% initial limited partner interest in the Issuer to the General Partner.

2. The Issuer (a) redeemed (i) the 99.9% initial limited partner interest in the Issuer held by the General Partner and (ii) the 0.1% initial general partner interest in the Issuer held by the General Partner and (b) refunded and distributed to the General Partner the initial capital contributions made by CFSI and the General Partner to the Issuer, along with any interest or other profit that resulted from the investment or other use of such initial capital contributions.

3. The General Partner contributed to the Issuer (x) all of the equity securities of CFSI’s operating subsidiaries (which were previously contributed to the General Partner by CFSI pursuant to the Contribution Agreement) and (y) all of the business conducted by CFSI and its operating subsidiaries previously contributed to the General Partner by CFSI pursuant to the Contribution Agreement, in exchange for (a) a 2.0% general partner interest in the Issuer (the “GP Interest”), (b) certain incentive distribution rights granted by the Issuer (the “Incentive Distribution Rights”), (c) 5,303,546 Common Units at a price per Common Unit of $20.00, (d) 5,521,094 subordinated units representing limited partner interests of the Issuer (“Subordinated Units”); (e) the assumption by the Issuer of an intercompany loan owed to TETRA Financial Services, Inc. in the principal amount of approximately $32.2 million; and (f) the right to receive up to 400,500 additional Common Units not purchased by the underwriters of the Offering within 30 days of the Offering and the right to receive the proceeds from the purchase of any additional Common Units purchased by such underwriters.

4. TII contributed to the Issuer (i) all of the equity securities of two of its operating subsidiaries and (ii) certain equipment of TII, in exchange for 723,211 Common Units at a price per Common Unit of $20.00 and 752,876 Subordinated Units.

The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the SEC on June 24, 2011 and is incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases or other acquisitions of Common Units either in the open market or in private transactions depending on such Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons or any other person named in Item 2 above may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) None, except that each Reporting Person anticipates that (i) it will make additional purchases of Common Units in the open market and in privately negotiated off-market transactions and that it will transfer some of its owned Common Units to subsidiaries and affiliates from time to time, (ii) the General Partner of the Issuer may grant restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit awards and unit-based awards to employees, consultants and directors of the General Partner and its affiliates who provide services to the Issuer pursuant to the Compressco Partners, L.P. 2011 Long Term Incentive Plan (the “2011 LTIP”) adopted by the General Partner, and Common Units delivered pursuant to the 2011 LTIP may consist, in whole or in part, of Common Units acquired on the open market, directly from the Issuer, from other Reporting Persons or their affiliates, or otherwise, (iii) the General Partner has the right to receive up to 400,500 additional Common Units not purchased by the underwriters of the Offering within 30 days of the Offering, and (iv) from time to time, the other persons named in Item 2 may acquire or dispose of Common Units in the open market and in privately negotiated off-market transactions and may make or receive gifts or distributions of Common Units.

(b) None.

(c) None.

(d) None, except that TETRA, as indirect owner of the General Partner, intends to cause the Board of Directors of the Issuer to appoint one additional independent director within 90 days of the Offering and a second additional independent director within 12 months of the Offering. Under the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), TETRA, as indirect owner of the General Partner, has the right to elect members of the board of directors of the General Partner. The Issuer’s unitholders will not be entitled to elect the directors of the General Partner, or directly or indirectly participate in the Issuer’s management or operation.

(e) TETRA, as indirect owner of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization through the issuance of debt or equity securities from time to time in the future. However, TETRA has no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future.

Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

The foregoing description of the Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the Partnership Agreement, a copy of which was filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K as filed with the SEC on June 24, 2011 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a)           (1) TETRA may be deemed to beneficially own 6,026,757 Common Units, 5,303,546 Common Units of which are directly held by the General Partner and 723,211 Common Units of which are directly held by TII. The General Partner is a direct, wholly owned subsidiary of CFSI, CFSI is a direct, wholly owned subsidiary of CI, and CI and TII are direct, wholly owned subsidiaries of TETRA. Such Common Units represent approximately 68.1% of the outstanding Common Units of the Issuer (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 8,854,627 Common Units outstanding as of June 20, 2011). TETRA may also be deemed to beneficially own 5,521,094 Subordinated Units held of record by the General Partner and 752,876 Subordinated Units held of record by TII. The Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period as set forth in the Partnership Agreement.

(2) TII is the record and beneficial owner of 723,211 Common Units of the Issuer. Such Common Units represent approximately 8.2% of the outstanding Common Units of the Issuer (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 8,854,627 Common Units outstanding as of June 20, 2011). TII is also the record and beneficial owner of 752,876 Subordinated Units that may be converted into Common Units on a one-for-one basis upon termination of the subordination period as set forth in the Partnership Agreement.

(3) CI may be deemed to beneficially own 5,303,546 Common Units, all of which Common Units are directly held by the General Partner. The General Partner is a direct, wholly owned subsidiary of CFSI and CFSI is a direct, wholly owned subsidiary of CI. Such Common Units represent approximately 59.9% of the outstanding Common Units of the Issuer (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 8,854,627 Common Units outstanding as of June 20, 2011). CI may also be deemed to beneficially own 5,521,094 Subordinated Units held of record by the General Partner. The Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period as set forth in the Partnership Agreement.

(4) CFSI may be deemed to beneficially own 5,303,546 Common Units, all of which Common Units are directly held by the General Partner. The General Partner is a direct, wholly owned subsidiary of CFSI. Such Common Units represent approximately 59.9% of the outstanding Common Units of the Issuer (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 8,854,627 Common Units outstanding as of June 20, 2011). CFSI may also be deemed to beneficially own 5,521,094 Subordinated Units held of record by the General Partner. The Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period as set forth in the Partnership Agreement.

(5) The General Partner is the record and beneficial owner of 5,303,546 Common Units of the Issuer. Such Common Units represent approximately 59.9% of the outstanding Common Units of the Issuer (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 8,854,627 Common Units outstanding as of June 20, 2011). The General Partner is also the record and beneficial owner of 5,521,094 Subordinated Units that may be converted into Common Units on a one-for-one basis upon termination of the subordination period as set forth in the Partnership Agreement. The General Partner is also the record and beneficial owner of a 2% general partner interest in the Issuer and incentive distribution rights that represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts in the Issuer.

(6) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for information applicable to the Listed Persons.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days. Schedule 1 lists, to the Reporting Persons’ knowledge, transactions in Common Units during the past 60 days by the Listed Persons.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

The Partnership Agreement contains various provisions with respect to the Common Units governing, among other matters, voting, distributions, transfers, the General Partner’s limited call right, the conversion of the Subordinated Units into Common Units of the Issuer and allocations of profits and losses to the partners.

Under the Partnership Agreement, TETRA, as indirect owner of the General Partner, has the right to elect the members of the board of directors of the General Partner.

References to and descriptions of the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement, a copy of which was filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K as filed with the SEC on June 24, 2011 and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit A
Contribution, Conveyance and Assumption Agreement, dated June 20, 2011, by and among Compressco, Inc., Compressco Field Services, Inc., Compressco Canada, Inc., Compressco de Mexico, S. de R.L. de C.V., Compressco Partners GP Inc., Compressco Partners, L.P., Compressco Partners Operating, LLC, Compressco Netherlands B.V., Compressco Holdings, LLC, Compressco Netherlands Coöperatief U.A., Compressco Partners Sub, Inc., TETRA International Incorporated, Production Enhancement Mexico, S. de R.L. de C.V. and TETRA Technologies, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the SEC on June 24, 2011).

Exhibit B
First Amended and Restated Agreement of Limited Partnership of Compressco Partners, L.P., dated June 20, 2011 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K as filed with the SEC on June 24, 2011).

Exhibit C*	Joint Filing Statement

*Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 30, 2011

TETRA Technologies, Inc.

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President and Chief Executive Officer

TETRA International Incorporated

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President

Compressco, Inc.

By: /s/ Ronald J. Foster
Name: Ronald J. Foster
Title: President

Compressco Field Services, Inc.

By: /s/ Ronald J. Foster
Name: Ronald J. Foster
Title: President

Compressco Partners GP Inc.

By: /s/ Ronald J. Foster
Name: Ronald J. Foster
Title: President

SCHEDULE 1

Listed Persons*

(as of June 20, 2011)

Executive Officers of TETRA Technologies, Inc.

Name: Stuart M. Brightman
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: President and Chief Executive Officer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 17,500 Common Units (less than 1%)

Name: Joseph M. Abell
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President and Chief Financial Officer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Edwin H. Goldman
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 2,500 Common Units (less than 1%)

Name: Philip N. Longorio
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 5,000 Common Units (less than 1%)

Name: Bass C. Wallace, Jr.
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President, General Counsel & Secretary, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 2,500 Common Units (less than 1%)

Name: Ben C. Chambers
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Vice President – Accounting, Chief Accounting Officer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Bruce A. Cobb
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Vice President – Finance and Treasurer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Linden H. Price
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Vice President – Administration, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Ronald J. Foster
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: President, Compressco, Inc.
Citizenship: US
Amount Beneficially Owned: 30,920 Common Units (less than 1%)

Name: Edgar A. Anderson
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: President, Maritech Resources, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Directors of TETRA Technologies, Inc.

Name: Stuart M. Brightman
(see above)

Name: Paul D. Coombs
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 10,000 Common Units (less than 1%)

Name: Ralph S. Cunningham
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Chairman of Enterprise Products Holdings LLC
Citizenship: US
Amount Beneficially Owned: 7,500 Common Units (less than 1%)

Name: Tom H. Delimitros
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: General Partner of AMT Venture Funds
Citizenship: US
Amount Beneficially Owned: 0

Name: Geoffrey M. Hertel
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Chairman of the Board of Directors, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 52,000 Common Units (less than 1%)

Name: Allen T. McInnes
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Dean, Texas Teach University
Citizenship: US
Amount Beneficially Owned: 0

Name: Kenneth P. Mitchell
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: William D. Sullivan
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc. and Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 13,000 Common Units (less than 1%)

Name: Kenneth E. White, Jr.
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Executive Officers of TETRA International Incorporated

Name: Stuart M. Brightman
(see above)

Name: Edwin H. Goldman
(see above)

Name: Philip N. Longorio
(see above)

Name: Bass C. Wallace, Jr.
(see above)

Name: Bruce A. Cobb
(see above)

Directors of TETRA International Incorporated

Name: Stuart M. Brightman
(see above)

Name: Edwin H. Goldman
(see above)

Name: Philip N. Longorio
(see above)

Executive Officers of Compressco, Inc.

Name: Ronald J. Foster
(see above)

Name: Gary L. McBride
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Chief Financial Officer and Corporate Secretary, Compressco, Inc.
Citizenship: US
Amount Beneficially Owned: 12,000 Common Units (less than 1%)

Name: Stuart M. Brightman
(see above)

Name: Kevin W. Book
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Vice President of International Operations, Compressco, Inc.
Citizenship: US
Amount Beneficially Owned: 10,300 Common Units (less than 1%)

Name: Bass C. Wallace, Jr.
(see above)

Name: Bruce A. Cobb
(see above)

Directors of Compressco, Inc.

Name: Stuart M. Brightman
(see above)

Name: Geoffrey M. Hertel
(see above)

Name: Ronald J. Foster
(see above)

Executive Officers of Compressco Field Services, Inc.

Name: Ronald J. Foster
(see above)

Name: Gary L. McBride
(see above)

Name: Stuart M. Brightman
(see above)

Name: Kevin W. Book
(see above)

Name: Bass C. Wallace, Jr.
(see above)

Name: Bruce A. Cobb
(see above)

Directors of Compressco Field Services, Inc.

Name: Stuart M. Brightman
(see above)

Name: Geoffrey M. Hertel
(see above)

Name: Ronald J. Foster
(see above)

Executive Officers of Compressco Partners GP Inc.

Name: Ronald J. Foster
(see above)

Name: Gary L. McBride
(see above)

Name: Kevin W. Book
(see above)

Name: Larry W. Brickman
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Vice President of Field Services, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 10,000 Common Units (less than 1%)

Directors of Compressco Partners GP Inc.

Name: Geoffrey M. Hertel
(see above)

Name: Stuart M. Brightman
(see above)

Name: Ronald J. Foster
(see above)

Name: William D. Sullivan
(see above)

*Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Units.

EXHIBIT C

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments hereto shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

 Dated: June 30, 2011

TETRA Technologies, Inc.

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President and Chief Executive Officer

TETRA International Incorporated

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President

Compressco, Inc.

By: /s/ Ronald J. Foster
Name: Ronald J. Foster
Title: President

Compressco Field Services, Inc.

By: /s/ Ronald J. Foster
Name: Ronald J. Foster
Title: President

Compressco Partners GP Inc.

By: /s/ Ronald J. Foster
Name: Ronald J. Foster
Title: President